FORM 4

/__/
Check this box if no longer
subject to Section 16.           U.S. SECURITIES and      OMB APPROVAL
Form 4 or Form 5                EXCHANGE COMMISSION       OMB NO. 3235-0287
obligations may continue.      WASHINGTON, D.C.  20549    EXPIRES:
See Instruction 1(b).                                     Sept. 30, 1998
                                                          Est. Avg. Burden
                                                          Hours

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*:

    Barton            William            Frank
    ---------------------------------------------------
    (Last)            (First)            (Middle)

    1313 N. Webb Road, Suite 120
    ---------------------------------------------------
    (Street Address)

    Wichita          Kansas             67206
    ---------------------------------------------------
    (City)           (State)            (Zip)

2.  Issuer Name and Ticker or Trading Symbol:

    Stoico Restaurant Group, Inc.  (SRGI)

3.  IRS or Social Security Number of Reporting Person (Voluntary): 440183037

4.  Statement for Month/Year:   December / 1996

5.  If Amendment, Date of Original (Month/Year):

6.  Relationship of Reporting Person to Issuer (Check all applicable):

    _____  Director                      __X__  10% Owner
    _____  Officer (give                 _____  Other (specify
             title below)                              below)

7.  Individual or Joint/Group Filing(Check applicable line):

    _X_ Form Filed by One Reporting Person
    ___ Form Filed by More than One Reporting Person


TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
       OWNED

1.  Title of Security (Instr. 3):  (1)  Common Stock
                                   (2)  Common Stock



2.  Transaction Date(Month/Day/Year):  (1)  12-11-96
                                       (2)  12-18-96

3.  Transaction Code (Instr.8):    CODE             V
                                -------------------------
                              (1)    P
                              (2)    P

4.  Securities Acquired (A)or Disposed of (D)(Instr. 3, 4 and 5):

    AMOUNT           (A) OR (D)          PRICE
    ---------------------------------------------
(1) 933,333               A             $7.50
(2) 266,666               A             $7.50

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4):

    (1)  1,593,268*
    (2)  1,593,268*

6.  Ownership Form:  Direct (D)or Indirect (I)(Instr. 4):  (1)  D
                                                           (2)  D

7.  Nature of Indirect Beneficial Ownership (Instr. 4):

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly (Print or Type Responses)

*If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).
                                  PAGE 1 OF 2

FORM 4 (continued)   TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                                OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
                                WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security (Instr. 3):

2. Conversion or Exercise Price of Derivative Security:

3. Transaction Date(Month/Day/Year):

4. Transaction Code(Instr. 8):   CODE       V
                                 -------------



5. Number of Derivative Securities Acquired (A) or Disposed of (D)(Instr. 3, 4, and 5):
                   (A)               (D)
          ---------------------------------------


6. Date Exercisable and Expiration Date(Month/Day/Year):

   Date Exercisable:
   Expiration Date:

7. Title and Amount of Underlying Securities (Instr. 3 and 4):

   Title:
    Amount or Number of Shares:

8.  Price of Derivative Security (Instr. 5):

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4):

10. Ownership Form of Derivative Security; Direct(D) or Indirect(I)
    (Instr. 4):

11. Nature of Indirect Beneficial Ownership (Instr. 4):

Explanation of Responses:

* In addition, Mr. Barton is deemed to beneficially own 311,762 shares of common stock held by the Barton Family Limited Partnership of which Mr. Barton is the General Partner as was disclosed on Mr. Barton's Form 3. However, Mr. Barton disclaims beneficial ownership of those shares over which he has no pecuniary interest.


                             /s/ William Frank Barton         01/10/97
                           _______________________________    ____________
                           **Signature of Reporting Person    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient,
      see Instruction 6 for procedure.

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